Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act
of 1940, that The Dreyfus/Laurel Funds, Inc.
(the "Company"), which is comprised of Dreyfus
AMT-Free Municipal Reserves, Dreyfus BASIC
S&P 500 Index Fund, Dreyfus Bond Market
Index Fund, Dreyfus Disciplined Stock Fund,
Dreyfus Large Company Stock Fund, Dreyfus
Money Market Reserves, Dreyfus Small Cap
Value Fund, Dreyfus Strategic Income Fund,
and Dreyfus U.S. Treasury Reserves
(collectively the "Funds") complied with
the requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment Company
Act of 1940 as of April 30, 2009. Management
is responsible for the Funds'
compliance with those requirements.  Our
responsibility is to express an opinion on
management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance
with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances. Included among our procedures were the following tests performed as of
April 30, 2009 and with respect to agreement of security purchases and sales, for the period from October 31, 2008 (the date of our last examination), through April 30, 2009:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations
for all securities held by sub custodians and in book
entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
held in safekeeping by the Custodian but not included
in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records
 and the Custodian's records as of April 30, 2009 and
verified reconciling items;
5.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral
with the custodian's records, and where responses
were not received, inspection of documentation
corresponding to subsequent cash payments;
6.        Confirmation of pending purchases for the
Funds as of April 30, 2009 with brokers, and where
responses were not received, inspection of documentation corresponding to subsequent cash payments;
7.	Agreement of pending sale activity for the Funds
as of April 30, 2009 to documentation of corresponding
subsequent cash receipts;
8.	Agreement of the Company's trade tickets for two
purchases and two sales or maturities for the period
October 31, 2008 (the date of our last examination)
through April 30, 2009, to the books and records of
the Funds noting that they had been accurately recorded
and subsequently settled;
9.	We reviewed BNY Mellon Global Asset Servicing
 Report on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period
 October 1, 2007 through September 30, 2008 and noted
no relevant findings were reported in the areas of Asset
Custody and Control; and
10.	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through April 30, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable
 basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
July 29, 2009

July 29, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus AMT-Free Municipal Reserves,
Dreyfus BASIC S&P 500 Index Fund, Dreyfus Bond Market
Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus
Large Company Stock Fund, Dreyfus Money Market Reserves,
Dreyfus Small Cap Value Fund, Dreyfus Strategic Income
Fund, and Dreyfus U.S. Treasury Reserves, each a series of The Dreyfus/Laurel Funds, Inc., (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment
Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of April 30, 2009 and from October 31, 2008 through April 30, 2009.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009
and from October 31, 2008 through April 30, 2009 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer